TROOV INC (the "Company") a Delaware Corporation

Financial Statements

As of inception (March 7, 2024) – June 30, 2024

Income Statement For TROOV INC.

Figures in USD	As of Q2 - 06/30/2024 (Formation date: 03/07/2024)
Revenue	0.00
COGS	6,427.69
Gross Profit	**(6,427.69)**
Legal Expenses	6,488.50
Marketing Expenses	1,500.00
IT Services & Misc	1,757.99
Depreciation	0.00
Total Operating Expenses	**9,746.49**
Operating Profit	**(16,174.18)**
Interest Expense	816.83
Earnings Before Tax	**(16,991.01)**
Taxes	0.00
Net Income	**(16,991.01)**

Balance Sheet For TROOV INC.

Figures in USD	2023A
Cash & Cash Equivalents	1,321.58
Accounts Receivable	0.00
Prepaid Expenses	1,226.40
Inventory	0.00
Total Current Assets	**2,547.98**
Property Plant & Equipment (PPE)	0.00
Total Assets	**2,547.98**
Accounts Payable	10,988.50
Outstanding Revolving Balance	5,185.68
Revolver Credit Limit (AMEX)	50,000.00
Total Current Liabilities	**16,174.18**
Long Term Debt	0.00
Total Liabilities	**16,174.18**
Class A Stock Issued And Outstanding	600.00
Class B Stock Issued And Outstanding	51.00

Additional Paid-in Capital	2,000.00
Retained Earnings	0.00
Total Shareholders' Equity	**2,651.00**
Total Liabilities & Equity	**18,825.18**

Cash Flow Statement For TROOV INC.	
Net Income	(16,991.01)
Additional Adjustments	0.00
Cash Flow from Operating Activities	**(16,991.01)**
Capital Expenditures	0.00
Cash Flow from Investing Activities	**0.00**
Change in LT Debt	0.00
Change in Revolver	16,991.01
Change in Common Stock	2,651.00
Repayment Activity	(1,329.42)
Dividends	0.00
Cash Flow from Financing Activities	**18,312.59**
Beginning of Year Cash Balance	0.00
Change in Cash	**1,321.58**

Consolidated Statement Of Equity For TROOV INC.							
	Class A Stock		Class B Stock		Omnibus Stock Incentive Plan		Net Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Total
Beginning Balance - 03/07/2024 (INCEPTION)	0	0.00	0	0.00	0	0.00	0.00
Contributions	6,000,000	600.00	510,000	51.00	1,000,000	0.00	651.00
Additional Paid-in Capital	-	-	-	-	-	-	2,000.00
Net Income	-	-	-	-	-	-	(16,991.01)
Ending Balance - 06/30/2024	6,000,000	600.00	510,000	51.00	1,000,000	0.00	(14,340.01)

TROOV INC
Notes to the Financial Statements
As of inception (March 7, 2024) – June 30, 2024
$USD

1. ORGANIZATION AND PURPOSE

TROOV INC (the "Company") is a corporation organized on March 07, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.